Exhibit 11.1

ICON ENERGY CORP.

Policies and Procedures to Detect and Prevent Insider Trading

Effective: July 11, 2024

Introduction

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in securities, is prohibited by the U.S. federal securities laws. Insider trading violations are pursued vigorously by the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice and are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the U.S. federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors (the “Board”) of Icon Energy Corp. (the “Company”) has adopted this policy (this “Trading Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. This Trading Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company.

The Consequences

The consequences of an insider trading violation can be severe:

Company-Imposed Sanctions. An employee’s failure to comply with the Company’s insider trading policy may subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. The Company requires all Company personnel and their relations to comply with the law and with the Company insider trading policy. Needless to say, a violation of law, or even an investigation by the SEC that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

Penalties for insider trading are severe for every individual involved regardless of whether they personally benefited from the violation. Penalties may include: SEC administrative sanctions, damage awards to private plaintiffs, disgorgement of all profits, jail sentences, civil injunctions, civil fines, and criminal fines.

In addition, insider trading violations are not limited to violations of the U.S. federal securities laws. Other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act, also may be violated upon the occurrence of insider trading.

Any individual who is aware on material non-public information from their relationship with the Company is prohibited from trading on or tipping that information to another person to trade on. Insiders may be liable for communicating or tipping material nonpublic information to a third party (“Tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including Tippees who trade on material nonpublic information tipped to them or individuals who trade on material nonpublic information that has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their Tippees, so are Tippees who pass the information along to others who trade. In other words, a Tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material nonpublic information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. An employee who tips information to a person who then trades is subject to the same penalties as the Tippee, even if the employee did not trade and did not profit from the Tippee’s trading.

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company or any of the Company’s affiliates (a “Covered Person”) who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends. In addition, it is the policy of the Company that no Covered Person who, in the course of working for or on behalf of the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempt from the policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Disclosure of Information to Others. The Company has established procedures for releasing material information about the Company in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. The source of the material information is irrelevant. Some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;

•	Earnings that are inconsistent with the consensus expectations of the investment community;

•	A pending or proposed merger, acquisition or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset or vessel;

•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

•	A change in management;

•	Development of a significant new product or process;

•	Impending bankruptcy or the existence of severe liquidity problems;

•	The gain or loss of a significant charterer.

“20-20” Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

When Information is “Public”. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or a SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until the second trading day after the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in the Company’s securities until Wednesday. If an announcement were made on a Friday, Tuesday generally would be the first eligible trading day.

Transactions by Family Members. The insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.

Trading Windows and Blackout Periods

Trading Windows. A Covered Person may trade in Company securities only during the period beginning at the opening of trading on the second full trading day following the date of public disclosure of the Company’s financial results for a particular fiscal quarter or year, and ending at the close of trading on the 14th day after the last day of the current fiscal quarter, as long as the Covered Person is not in possession of material nonpublic information or subject to any special trade blackout.

No Trading During Trading Windows While in the Possession of Material Nonpublic Information. No Covered Person possessing material nonpublic information concerning the Company may trade in Company securities even during applicable trading windows. Persons possessing such information may trade during a trading window only after the opening of trading on the second full trading day following the Company’s widespread public release of the information.

No Trading During Blackout Periods. No Covered Person may trade in Company securities outside of the applicable trading windows or during any special blackout periods that the Company’s Chief Executive Officer (the “CEO”) may designate. In addition, no Covered Person may disclose to any outside third party that a special blackout period has been designated. From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. Such events might include the negotiation of the purchase or sale of vessels, renegotiation of material contracts, such as charters or ship management contracts, or debt or equity issuances. As long as the event remains material and nonpublic, the Company may impose a special blackout period during which Covered Persons may not trade in the Company’s securities.

Remember: Even if there is no quarterly blackout period or event-specific blackout Period in effect, any person possessing material nonpublic information concerning the Company should not engage in any transactions in securities of the Company until such information has been made public and absorbed by the market.

Pre-Clearance of Trades

All Covered Persons must refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Company’s Chief Financial Officer prior to commencing any trade. The Chief Financial Officer will consult as necessary with senior management and/or counsel to the Company before clearing any proposed trade. The Chief Financial Officer’s personal trading activity will be reviewed by the Chief Executive Officer.

Exception for Transfers Pursuant to Rule 10b5-1

Blackout periods shall not prohibit transfers of Company securities made pursuant to a written contract, letter of instruction or plan that (a) complies with the requirements of SEC Rule 10b5-1 (a “Rule 10b5-1 Plan”), and (b) has been approved by the Company’s CEO in advance of the first trade thereunder. In order to receive such approval from the Company’s CEO a Covered Person must certify in writing that (i) such Covered Person was not in possession of material nonpublic information about the Company at the time the Rule 10b5-1 Plan was adopted, (ii) that all trades made under the Rule 10b5-1 Plan will comply with Rule 10b5-1 Plan and applicable securities laws, and (iii) the Rule 10b5-1 Plan complies with the requirements of Rule 10b5-1. No such approval by the CEO shall be considered the CEO’s or the Company’s determination that the Rule 10b5-1 Plan satisfies the requirements of Rule 10b5-1. It shall be the sole responsibility of the person establishing the Rule 10b5-1 Plan to ensure that such plan complies with the requirements of Rule 10b5-1.

Miscellaneous

Post-Termination Transactions. This Policy Statement will continue to apply to your transactions in Company securities even after you have terminated your employment with or position as a director of the Company or its affiliates. If you are in possession of material nonpublic information when your employment or directorship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Acknowledgement of Compliance

Your Personal Commitment to Icon Energy Corp.’s Trading Policy

I acknowledge that I have received and read the Icon Energy Corp. (the “Company”) Policies and Procedures to Detect and Prevent Insider Trading (the “Trading Policy”), and understand my obligations thereunder and hereby undertake, as a condition to my present and continued employment at, appointment to the Board, or other affiliation with the Company, to comply with the principles, policies and laws outlined in the Trading Policy.

I hereby certify, to the best of my knowledge, that I have complied fully with all policies and procedures set forth in the Trading Policy.

I hereby certify, to the best of my knowledge, that I will continue to comply with the Trading Policy for as long as I am subject to the Trading Policy.

To the extent that I obtain knowledge of any violations of the Trading Policy, I will report such violations to the Chief Financial Officer of the Company.

I understand that my agreement to comply with the Trading Policy does not constitute a contract of employment.

Please sign here:

Please print your name:

Date: